Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

Set forth below is a press release issued by Einride AB on February 26, 2026.

Einride and Legato Merger Corp. III Announces $113 Million Oversubscribed Capital Raise in Support of Proposed Business Combination

STOCKHOLM, SWEDEN & NEW YORK, NY — Einride AB (“Einride” or the “Company”), a technology company driving the transition to cost-efficient electric and autonomous freight operations for some of the world’s largest shippers, and Legato Merger Corp. III (NYSE American: LEGT) (“Legato”) , a publicly traded special purpose acquisition company today announced an oversubscribed PIPE financing of approximately $113 million gross proceeds (the “PIPE”), in support of their previously announced proposed business combination (the “Transaction”).

The PIPE financing was committed by new and existing investors including a global asset management company based on the West Coast of the United States, and Stockholm-based EQT Ventures. Proceeds from the PIPE are expected to support Einride’s technology roadmap and global expansion, including autonomous deployments across North America, Europe, and the Middle East, and additional commercial applications of the Company’s intelligent freight platform.

To date, investors have committed an aggregate of approximately $213 million in financing in connection with the Transaction, including both the PIPE financing and Einride’s already announced crossover financing of approximately $100 million. The proceeds from the PIPE financing exceeds the Company’s previously announced expectations to raise up to $100 million in additional capital to support the Transaction.

“This PIPE reflects strong investor confidence in Einride’s mission to transform global freight through autonomous and electric technology,” said Roozbeh Charli, Chief Executive of Einride. “With this additional capital, we believe we are well positioned to scale our commercial deployments of electric and autonomous freight solutions with both existing and new customers, while continuing to invest in our automated driving system and intelligent freight platform.”

“Einride continues to demonstrate leadership at the intersection of autonomy, electrification, and logistics,” said Eric Rosenfeld, Chief SPAC Officer of Legato. “We believe this PIPE investment underscores the compelling value proposition and long-term growth opportunity of Einride as the Company prepares to enter the public markets.”

For additional information about the PIPE, see Legato’s Current Report on Form 8-K, which will be filed promptly, following the issuance of this press release, and which can be obtained, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov).

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The Transaction values Einride at a pre-money equity value of $1.35 billion and is expected to deliver approximately $333m in gross proceeds including the PIPE financing and $220 million in proceeds from Legato’s cash-in-trust before accounting for potential redemptions and transaction expenses. In addition, Einride and Legato may also pursue additional capital in connection with the closing of the Transaction to further support Einride’s long-term operating plan.

Subject to the satisfaction of closing conditions, including approval of Legato shareholders, regulatory approvals, the combined company expects to list its ordinary shares, represented by American depositary shares and warrants on the New York Stock Exchange during the first half of 2026 under the proposed ticker symbol “ENRD”.

TD Cowen acted as lead placement agent to Einride and BTIG acted as placement agent in connection with the announced PIPE transaction. DLA Piper LLP (US) acted as legal advisor to Einride in the PIPE transaction. Greenberg Traurig, LLP acted as legal advisor to TD Cowen and BTIG.

The securities being sold in the PIPE have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws and accordingly may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Einride will webcast an investor presentation on March 19, 2026. More details to follow.

About Einride

Founded in 2016, Einride is a technology company that develops and operates digital, electric, and autonomous freight solutions to accelerate the transition to future-proofed transportation in a cost-efficient way. Its technology platform includes AI-powered planning and optimization, autonomous technologies, one of the world’s largest electric heavy-duty fleets, and charging infrastructure. Einride is serving customers across North America, Europe, and the Middle East.

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About Legato Merger Corp. III:

Legato is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws including, but not limited to, statements regarding the proposed Transaction with Legato and Einride’s expected and potential ARR, as applicable. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the Transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the Transaction due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the Transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the Transaction; (6) the risk that the Transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity- linked securities in connection with the proposed business combination or in the future.

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Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the Transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed Transaction. Legato also will file other documents regarding the proposed Transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transaction as they become available because they will contain important information about the proposed Transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed Transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

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No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed Transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Investor & Media Contacts

Einride

Christina Zander

Head of Communications

Einride

press@einride.tech

Einride@icrinc.com

Legato Merger Corp. III

Eric Rosenfeld

Chief SPAC Officer

Legato Merger Corp. III

ir@legatomerger.com

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